Exhibit 2.2

Company Voting and Support & Registration Rights Agreement

COMPANY VOTING AND SUPPORT & REGISTRATION RIGHTS AGREEMENT, dated as of December 7, 2007, (this “Agreement”), by and among Saturn Holding Corp (“Holdco”), a Delaware corporation, Macrovision Corporation (“Mars”), a Delaware corporation and News Corporation, a Delaware corporation (the “Shareholder”). Capitalized terms used but not defined herein shall have the meanings given to such terms in the Agreement and Plan of Merger, dated as of the date hereof, by and among Holdco, Mars, Gemstar-TV Guide International, Inc. (“Galaxy”), Mars Merger Sub and Galaxy Merger Sub (the “Merger Agreement”).

W I T N E S S E T H:

WHEREAS, Holdco, Mars, Galaxy, Mars Merger Sub and Galaxy Merger Sub are entering into the Merger Agreement concurrently with the execution and delivery of this Agreement, which Merger Agreement sets forth the terms and conditions on which Mars Merger Sub will be merged with and into Mars (the “Mars Merger”), with Mars surviving the Mars Merger as a wholly owned direct subsidiary of Holdco, and on which immediately following the Mars Merger, Galaxy Merger Sub will be merged with and into Galaxy (the “Galaxy Merger”), with Galaxy surviving the Galaxy Merger as a wholly owned direct subsidiary of Holdco (the Mars Merger and the Galaxy Merger, together, the “Mergers”).

WHEREAS, as of the date hereof, the Shareholder is the beneficial owner of 174, 931, 474 Galaxy Shares (the “Existing Shares”).

WHEREAS, Mars has required, as an inducement to Holdco, Mars, Galaxy, Mars Merger Sub and Galaxy Merger Sub entering into the Merger Agreement, that the Shareholder enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

VOTING

1.1 Agreement to Vote. The Shareholder agrees that, from and after the date hereof and until this Agreement is terminated pursuant to Section 4.1, at the Galaxy Meeting or any other meeting of the stockholders of Galaxy, however called, or in connection with any written consent of the stockholders of Galaxy, in each case relating to any proposed action by the stockholders of Galaxy with respect to the matters set forth in Section 1.1(b) below (each, a “Voting Event”), the Shareholder shall:

(a) appear at each such Voting Event or otherwise cause the Existing Shares and any voting securities of Galaxy acquired by the Shareholder after the date hereof and prior to the record date of such Voting Event (together with the Existing Shares, the “Voting Shares”) owned beneficially or of record by the Shareholder to be counted as present thereat for purposes of calculating a quorum; and

(b) vote (or cause to be voted), in person or by proxy, all the Voting Shares (i) in favor of adoption of the Merger Agreement and any other transactions and other matters specifically contemplated by the Merger Agreement and (ii) against any action or agreement submitted for adoption of the stockholders of Galaxy that, to the Shareholder’s knowledge, would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Galaxy contained in the Merger Agreement or of the Shareholder contained in this Agreement.

1.2 No Obligation as Director. Nothing in this Agreement shall be construed to impose any obligation or limitation on votes or actions taken by any director, officer, employee, agent or other representative of the Shareholder in his or her capacity as a director of Galaxy.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

2.1 Representations and Warranties of the Shareholder. The Shareholder hereby represents and warrants to each of Mars and Holdco as follows:

(a) Authorization; Validity of Agreement; Necessary Action. This Agreement has been duly and validly executed and delivered by the Shareholder and, assuming this Agreement constitutes the valid and binding agreement of each of Holdco and Mars, constitutes the valid and binding agreement of the Shareholder, enforceable against the Shareholder in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) Ownership. As of the date hereof, the number of Shares beneficially owned by the Shareholder is noted in the Recitals to this Agreement. The Existing Shares are, and the Voting Shares will be, owned beneficially by the Shareholder. As of the date hereof, the Existing Shares are the only Shares held of record or beneficially owned by the Shareholder. Subject to Section 3.1, the Shareholder has and will have at all times through the time of any Voting Event sole voting power, sole power of disposition, sole power to issue instructions with respect to the matters set forth in Article I or Section 3.1 hereof, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Existing Shares and with respect to all of the Voting Shares at the time of any Voting Event, with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement. The Shareholder has good title to the Existing Shares, free and clear of any Liens and the Shareholder will have good title to such Voting Shares as of the time of any Voting Event, free and clear of any Liens. The Shareholder further represents that any proxies heretofore given in respect of the Shares owned beneficially and of record by such Shareholder, if any, are revocable, and have been revoked.

(c) No Violation. The execution and delivery of this Agreement by the Shareholder does not, and the performance by the Shareholder of its obligations under this Agreement will not, (i) contravene or conflict with the organizational or governing documents of the Shareholder, (ii) contravene or conflict with or constitute a violation by Shareholder of any provision of any Law binding upon or applicable to the Shareholder or any of its properties or assets, or (iii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease or agreement binding upon Galaxy or any of its Subsidiaries or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Shareholder, except for any of the matters set forth in the foregoing clause (iii) as would not reasonably be expected to materially impair the ability of the Shareholder to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

2.2 Representations and Warranties of Mars and Holdco. Each of Mars and Holdco hereby represents and warrants to the Shareholder as follows:

(a) Authorization; Validity of Agreement; Necessary Action. This Agreement has been duly and validly executed and delivered by each of Mars and Holdco and, assuming this Agreement constitutes the valid and binding agreement of the Shareholder, constitutes the valid and binding agreement of each of Mars and Holdco, enforceable against each of Mars and Holdco in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) No Violation. The execution and delivery of this Agreement by Mars and Holdco does not, and the performance by Mars and Holdco of their respective obligations under this Agreement will not, (i) contravene or conflict with the organizational or governing documents of Mars or Holdco, respectively, (ii) contravene or conflict with or constitute a violation by Mars or Holdco of any provision of any Law binding upon or applicable to Mars or Holdco, respectively, or any of their respective properties or assets or (iii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease or agreement binding upon Mars or Holdco or result in the creation of any Lien (other than Permitted Liens and as contemplated by the Commitment Letter) upon any of the properties or assets of Mars or Holdco, except for any of the matters set forth in the foregoing clause (iii) as would not reasonably be expected to materially impair the ability of Mars or Holdco to perform its respective obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

ARTICLE III

OTHER COVENANTS; REGISTRATION RIGHTS

3.1 Further Agreements of the Shareholder. (a) The Shareholder hereby agrees, while this Agreement is in effect, and except as expressly contemplated hereby, not to sell, transfer, pledge, encumber, assign, distribute, gift or otherwise dispose of (collectively, a

“Transfer”) or enter into any contract, option, put, call or other arrangement or understanding with respect to any Transfer (whether by actual disposition or effective economic disposition due to hedging, cash settlement or otherwise) of, any of the Voting Shares, or any interest therein, provided, that notwithstanding the foregoing, the Shareholder may Transfer any Voting Shares to any transferee or transferees if (i) Shareholder retains direct or indirect sole voting control over such Transferred Voting Shares through the term of this Agreement; or (ii) as a condition to such transfer, such transferee or transferees shall execute an agreement that contains the same substantive covenants regarding voting and transfer as are contained in this Agreement.

(a) In case of a stock dividend or distribution of voting securities of Galaxy, or any change in the Galaxy Shares by reason of any stock dividend or distribution, split-up, recapitalization, combination, exchange of shares or the like, the term “Voting Shares” shall be deemed to refer to and include the Voting Shares as well as all such stock dividends and distributions of voting securities of Galaxy and any voting securities into which or for which any or all of the Voting Shares may be changed or exchanged.

(b) The Shareholder agrees, while this Agreement is in effect, not to, nor to permit any investment banker, financial adviser, attorney, accountant or other representative or agent of the Shareholder to, directly or indirectly, engage in any activity which would be prohibited pursuant to Section 5.3(a) of the Merger Agreement if engaged in by Galaxy.

(c) The Shareholder agrees, while this Agreement is in effect, not to take or agree or commit to take any action that would make any representation and warranty of the Shareholder contained in this Agreement inaccurate in any material respect. The Shareholder further agrees that it shall use its reasonable best efforts to cooperate with Galaxy to effect the transactions contemplated hereby including the Mergers.

3.2 Registration Rights. Holdco hereby acknowledges and agrees that, subject to the Effective Time having occurred, and from and after the Effective Time and until the earlier of (x) the fifth (5th) anniversary of the Effective Time and (y) the date upon which the Shareholder and each member of “the News Group” (as defined in that certain Stockholders’ Agreement, dated October 4, 1999, among The News Corporation Limited, Liberty Media Corporation, Henry C. Yuen and Gemstar International Group Limited, as amended (the “Stockholders’ Agreement”) shall have transferred to one or more third parties all of the Holdco Shares received by the Shareholder in the Mergers, the Shareholder shall be entitled to exercise all rights granted to “the News Stockholder” and “the News Group” under Sections 5.1, 5.2, 5.3, 5.4, 5.5 and 5.6 of the Stockholders’ Agreement (the “Registration Rights Provisions”), Holdco shall be bound by the terms of the Registration Rights Provisions with respect to Shareholder and its “Controlled Related Parties” (as defined in the Stockholders’ Agreement) only, with all references thereunder to “the Corporation” being deemed to be references to Holdco, all references thereunder to “the News Stockholder” being deemed to be references to the Shareholder and all references thereunder to “Common Stock” being deemed to be references to Holdco Shares received by the Shareholder in the Mergers, and the other provisions of the Stockholders’ Agreement shall remain in effect, and shall be deemed to be amended, solely to the extent necessary to give effect to the foregoing; provided, however, that notwithstanding anything to the contrary in this Agreement, Holdco hereby acknowledges and agrees that, from and after the Effective Time, the final sentence of Section 5.1(a) of the Registration Rights

Provisions shall be of no further force and effect. Holdco hereby acknowledges and agrees that in the event Holdco or any of its successors or assigns consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger and some or all of the consideration received by Holdco stockholders in such transaction is stock consideration, proper provision shall be made so that the successors and assigns of Holdco, as the case may be, shall assume the obligations set forth in this Section 3.2.

ARTICLE IV

MISCELLANEOUS

4.1 Termination. This Agreement shall terminate upon the earlier to occur of (a) the receipt of the Galaxy Stockholder Approval, (b) any Change of Galaxy Recommendation, (c) the date of any change or amendment to the Merger Agreement that (i) results in any decrease in the Per Share Cash Consideration or the Per Share Stock Consideration, (ii) materially and adversely affects the Shareholder’s interest in the Voting Shares or (iii) would materially delay the consummation of the Mergers and (d) the termination of the Merger Agreement pursuant to its terms; provided, however, that, notwithstanding the receipt of the Galaxy Stockholder Approval, the covenants and agreements contained in Section 3.2 and the provisions of this Article IV shall survive any termination of this Agreement pursuant to clause (a) of this Section 4.1 and shall continue to be binding upon the parties hereto unless and until the Merger Agreement shall be terminated in accordance with its terms prior to the occurrence of the Effective Time. Except as set forth in the proviso of the preceding sentence, in the event of such termination of this Agreement, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any party; provided, however that nothing herein shall relieve any party from liability for any fraud, intentional misrepresentation or willful and material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement prior to such termination.

4.2 Further Assurances. From time to time, at the other party’s request and without further consideration, each party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or desirable to consummate the transactions contemplated by this Agreement.

4.3 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Holdco or Mars any direct or indirect ownership or incidence of ownership of or with respect to any Voting Shares. All rights, ownership and economic benefits of and relating to the Voting Shares shall remain vested in and belong to the Shareholder, and Holdco or Mars shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of Galaxy or exercise any power or authority to direct the Shareholder in the voting of any of the Voting Shares, except as otherwise provided herein.

4.4 Notices. Except for notices that are specifically required by the terms of this Agreement to be delivered orally, all notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed given if delivered personally, faxed (with confirmation) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice) (a) if to Holdco or Mars, at the address set forth in Section 8.7 of the Merger Agreement (with a copy, which shall not constitute notice, to the party to receive a copy pursuant to Section 8.7 of the Merger Agreement at the address set forth therein), and (b) if to the Shareholder:

News Corporation

1211 Avenue of the Americas

New York, NY 10036

Attention: General Counsel

Facsimile: (212) 768-9896

with copies (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036

Attention:        Lou R. Kling, Esq.

                          Howard L. Ellin, Esq.

Telephone:      (212) 735-3000

Facsimile:         (212) 735-2000

4.5 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. Whenever the context of this Agreement requires, the gender of all words herein shall include the masculine, feminine and neuter, and the number of all words herein shall include the singular and plural. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

4.6 Counterparts. This Agreement may be executed in two or more consecutive counterparts (including by facsimile), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy or otherwise) to the other parties.

4.7 Entire Agreement; Third-Party Beneficiaries. This Agreement (including the exhibits and schedules hereto) constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof and is not intended to and shall not confer upon any person other than the parties hereto any rights or remedies hereunder; provided, however, that Galaxy shall be deemed to be a third-party beneficiary of the Shareholder’s obligations under Sections 1.1 and 3.1 and shall be entitled to enforce the terms of this Agreement in respect thereto as if it were a party hereto.

4.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

4.9 Jurisdiction; Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement. Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 4.9, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject mater hereof, may not be enforced in or by such courts.

4.10 Amendment. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by each of the parties hereto, or in the case of a waiver, by the party against whom the waiver is to be effective. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

4.11 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the sole extent of such invalidity or unenforceability without rendering invalid or unenforceable the remainder of such term or provision or the remaining terms and provisions of this Agreement in any jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

4.12 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, and any assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

MACROVISION CORPORATION

By:	/s/ Fred Amoroso
Name:	Fred Amoroso
Title:	President and Chief Executive Officer

SATURN HOLDING CORP

By:	/s/ Fred Amoroso
Name:	Fred Amoroso
Title:	President and Chief Executive Officer

NEWS CORPORATION

By:	/s/ Janet Nova
Name:	Janet Nova
Title:	SVP

Received and acknowledged as of the date first above written:

GEMSTAR-TV GUIDE INTERNATIONAL, INC.

By:	/s/ Richard Battista
Name:	Richard Battista
Title:	Chief Executive Officer

Signature Page to Voting and Support Agreement